September 27, 2006

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer: WHITE KNIGHT RESOURCES LTD.
Meeting Type:	Annual and Special Meeting
ISIN:	CA9639001051
Meeting Date:	November 29, 2006
Record Date for Notice:	October 23, 2006
Record Date for Voting:	October 23, 2006
Beneficial Ownership Determination Date:	October 23, 2006
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"JANET CLEARY"

JANET CLEARY
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission	cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission	cc: Quebec Securities Commission
cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission	cc: Registrar of Securities - NT
cc: Nova Scotia Securities Commission	cc: Registrar of Securities - YT
cc: Ontario Securities Commission	cc: Nunavut
cc: TSX Venture Exchange	cc: CDS Inc.

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